Cadbury plc (the “Company”)
Announcement of transaction in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 26 June 2009 that, on 26 June 2009, Mark Reckitt (a PDMR) acquired 23,789 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £4.55 per share. All shares were disposed of on the same day at a price of £5.26 per share.

The transaction was carried out in London.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

29 June 2009